EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended September 30,					Nine Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Income from continuing operations before income taxes	$155,875	$181,675	$183,182	$223,426	$160,641	$152,032
Earnings of non-consolidated subsidiaries	(133)	(1,571)	(247)	(611)	(222)	1,045
Minority interest	—	(5)	(42)	(9)	(7)	(121)
Amortization of capitalized interest	—	—	—	1	19	30
Distributed income of equity investees	173	187	—	—	—	—
Fixed charges	32,348	41,956	46,182	49,594	53,987	43,782
Interest capitalized	—	—	—	(55)	(50)	(87)

Earnings available for fixed charges	188,263	222,242	229,075	272,346	214,368	196,681

Fixed Charges:
Interest expensed and capitalized	9,238	13,375	15,786	16,153	20,064	14,561
Portion of rent expense representing interest	23,110	28,581	30,396	33,441	33,923	29,221

Total fixed charges	32,348	41,956	46,182	49,594	53,987	43,782

Ratio of Earnings to Fixed Charges (1)	5.8	5.3	5.0	5.5	4.0	4.5

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents (a) income before taxes, minority interest, and income (loss) from equity investees plus (b) amortization of capitalized interest, (c) distributed income of equity investees, and (f) fixed charges, minus interest capitalized. “Fixed charges” consists of interest expensed and capitalized plus the portion of rental expense considered to be a reasonable approximation of interest. Effective October 1, 2002, we ceased recording goodwill amortization expense as required by SFAS No. 142. The ratios shown for the years ended September 30, 1999 through 2002, include goodwill amortization expense.